Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by a director of a major subsidiary of MiX Telematics:

Name of director:	Megan Pydigadu
Transaction date:	29 February 2016
Class of securities:	Ordinary shares
Number of securities:	10 020
Price per security:	R2.25
Total value:	R22 545.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	2 March 2016
Class of securities:	Ordinary shares
Number of securities:	489 980
Price per security:	R2.25
Total value:	R1 102 455.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	1 March 2016
Class of securities:	Ordinary shares
Number of securities:	125 000
Price per security:	R1.12
Total value:	R140 000.00
Nature of transaction:	Off-market exercise of the share options under the MiX Telematics Group Executive Incentive Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

4 March 2016

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